Exhibit 4

Copy of Original Petition for Modification of Trust

[See attached]

CAUSE No. 096-373245-25

IN RE PERMIAN BASIN ROYALTY TRUST	§ § § § §	IN THE DISTRICT COURT OF TARRANT COUNTY, TEXAS

ORIGINAL PETITION FOR MODIFICATION OF TRUST

NOW COMES Petitioner, SoftVest, L.P. (“SoftVest” or “Petitioner”), as a beneficiary of the Permian Basin Royalty Trust (as further identified below, the “Trust”) and hereby petitions the Court for an order modifying the Trust in the manner set forth below, and in support hereof, respectfully represents:

I.    DISCOVERY LEVEL

1.              Discovery in this case is intended to be conducted pursuant to Texas Rule of Civil Procedure 190, Level 2.

II.    JURISDICTION AND VENUE

2.              This Court has jurisdiction to grant the relief requested in this Petition pursuant to Texas Property Code section 115.001.

3.              Venue of this proceeding is proper in Tarrant County, Texas.

III.    PARTIES

4.              The following persons are necessary or proper parties to these proceedings under section 115.011 of the Texas Property Code:

a.	Petitioner, SoftVest, L.P. (“SoftVest” or “Petitioner”), a Delaware limited partnership specializing in the ownership of oil and gas minerals, whose principal business address is 400 Pine Street, Suite 1010, Abilene, Texas 79601, and a beneficiary of the Trust by virtue of owning Units of Beneficial Interest of the Trust (“Units”) that are traded on the New York Stock Exchange under the symbol PBT. As of the date of this filing, SoftVest, and related persons, hold 6,217,107 Units, which represents approximately 13.3% of the total outstanding Units.

b.	Respondents (each a “Respondent” and, collectively, the “Respondents”):

i.	Argent Trust Company, as Trustee of the Permian Basin Royalty Trust,[1] is a Tennessee corporation that conducts business in Texas, including at its full-service trust office in Tarrant County, Texas located at 4200 S. Hulen Street, Suite 217, Fort Worth, Texas 76109.

ii.	The current beneficiaries of the Trust being the owners of Units (each a “Unit Holder” and together, the “Unit Holders”). As of November 11, 2025, there were 46,608,796 outstanding Units of the Trust held by over 25,000 Unit Holders. Because the Units are publicly traded on the New York Stock Exchange, the number of Unit Holders, their identities, and their beneficial interests in the Trust may also change daily. A separate motion will be subsequently filed in this preceding addressing notice to the beneficiaries under these unique circumstances.

IV.    BACKGROUND AND SUMMARY OF THE TRUST

5.              The Trust was created under the laws of the state of Texas by the Permian Basin Royalty Trust Indenture, initially entered into on November 3, 1980, between Southland Royalty Company (the “Settlor”) and The First National Bank of Fort Worth, as trustee, amended and restated on June 20, 2014, and further amended on May 4, 2022 (the “Trust Indenture,” a true and correct copy of which, as amended, is attached hereto as Exhibit A and incorporated herein).2

6.              The Trust is an express trust, within the meaning of Texas Property Code section 111.004(4), created for the benefit of the Unit Holders and subject to the provisions of the Texas Property Code.

7.              At the inception of the Trust, the Settlor conveyed to the initial trustee, to hold on behalf of the Trust’s beneficiaries, the following interests located primarily in the Permian Basin in Texas: (1) a 75% net overriding royalty3 carved out of the Settlor’s fee mineral interest in the Waddell Ranch in Crane County, Texas (the “Waddell Ranch Royalties”); and (2) a 95% net overriding royalty carved out of the Settlor’s major producing royalty properties located in other counties in Texas (individually, the “Texas Royalties,” and collectively with the Waddell Ranch Royalties, the “Royalties”).

1 Argent Trust Company became the Trustee of the Trust on December 30, 2022.

2 For additional information regarding the inception of the Trust and issuance of Units, see Permian Basin Royalty Trust, Form 10-Q at 7 (June 30, 2025).

3 A “net overriding royalty” defined in the conveyance of the Royalties is an interest which represents a share of production as measured by net profits from the operation of a mineral property or properties. In this regard, a “net overriding royalty” is similar to a “net profits interest” and differs from an “overriding royalty,” which is a share of gross production not reduced by the costs of exploration, development, and production.

8.              The Settlor burdened the Waddell Ranch Royalties (which have historically provided the lions-share of the funds distributed to the beneficiaries) with production costs associated with the underlying oil and gas operations, including the costs of drilling, completion, and abandonment of the operator of the properties, in addition to traditional royalty deductions for post-production costs incurred by the operator for processing, transportation and marketing of production (referred to herein and in the conveyance of the royalties as “Production Costs”). Therefore, the Trust does not receive any revenue under the Waddell Ranch Royalties during any period when the accumulated Production Costs exceed the total revenue received by the operator from production.4 This is a highly unusual structure for calculating royalties because, as the Texas Supreme Court has recognized, while royalty owners are sometimes burdened with post-production costs, they generally do not pay production costs associated with oil and gas operations (e.g., costs of drilling). 5

4 Furthermore, as discussed elsewhere, during any such deficit period, interest accrues in favor of the operator (and to the detriment of the Trust) each month on the then-current delta between the accumulated Production Costs and revenue received, and such interest amount is then added to the total amount of Production Costs that must be recovered by the operator before any payment is made under the Waddell Ranch Royalties.

5 See e.g., BlueStone Nat. Res. II, LLC v. Randle, 620 S.W.3d 380, 387 (Tex. 2021) (“Gas royalties are generally free of the expenses incurred to extract raw gas from the land (production costs)”) (footnotes omitted); U.S. Shale Energy II, LLC v. Laborde Props., L.P., 551 S.W.3d 148, 154 (Tex. 2018) (noting that a “royalty” is generally defined as “the landowner’s share of production, free of expenses of production”).

9.              The Settlor’s decision to burden the Waddell Ranch Royalties with Production Costs was of little consequence at the time of conveyance of the Royalties to the Trust, since Permian Basin properties were considered at that time mature oil fields in secondary recovery, where the principal developmental phase had concluded and hydrocarbon production was projected to steadily decline as accessible resources dwindled. Because so much of the underlying properties’ accessible oil had already been extracted, “[c]onventional wisdom in the early 1980s held that the Permian [Basin] had about 20 years of recoverable oil left.”6

10.            But the methodology that the Settlor put in place for calculating the Waddell Ranch Royalties has become untenable because of entirely unforeseeable circumstances and innovations that have fundamentally changed the oil and gas production landscape since the Trust’s inception.

11.            The development and widespread adoption of horizontal drilling and hydraulic fracturing (“fracking”), and most recently pad drilling (where up to 12 wells can be drilled from one pad), have fundamentally changed, and dramatically increased oil production in the Permian Basin by facilitating access to previously-inaccessible hydrocarbons. This shift has unlocked new opportunities for oil and gas production. However, the Trust has failed to see a commensurate increase in its distributions to Unit Holders due to the significant increases in the cost and complexity associated with drilling new wells that the new technology has brought,7 and the negative impact those costs have on the Royalties.

6 Paul Wiseman, The World’s Biggest Oil Field, The Permian Basin Petroleum Association Magazine (Feb. 27, 2023).

7 This is reflected in the development of the Waddell Ranch properties, where the current operator has drilled approximately 265 horizontal wells and 428 vertical wells since 2020. Based on information in the Trust’s annual reports on Form 10-K for the years 2024 and 2023, there has been both a significant increase in (i) the Production Costs incurred to develop the Waddell Ranch properties—from $28,405,719 in 2019 to $224,970,682 in 2024, and (ii) gross proceeds of sales from the Waddell Ranch properties—from $39,425,195 in 2019 to $242,067,954 in 2024.

12.            Under the Trust’s Royalty conveyance documents, if Production Costs exceed revenues for one of the Royalty properties, such excess costs must be recovered, with accrued interest, from future net proceeds associated with that Royalty property and cannot reduce net proceeds from other properties. During such “excess cost deficit” periods, the Trust receives no distributions and is instead forced to effectively borrow money from the operator at prevailing short-term Treasury rates that must be offset from future production and revenue otherwise paid to the Trust. Unit Holders assume substantial economic risk under such an arrangement as horizontally fractured wells are expensive to drill, with nearly all capital expenditures (Production Costs) being incurred prior to the start of production.8 This creates a potential misalignment in incentives between the third-party property operators and Unit Holders and increases the risk that these investments generate inadequate, or potentially negative, returns for the Unit Holders.

13.            Financial metrics clearly illustrate the impact of the Trust’s payment structure on Unit Holders. Since the current third-party operator of the Waddell Ranch Properties took over operations in 2020, the capital expenditure in those properties exceed the combined capital expenditures over the preceding 40 years. These capital expenditures, in turn, reduce Unit Holder distributions. In fact, Unit Holders have not received a distribution on the Waddell Ranch Properties since October 2024, even though total gross proceeds increased from $35.9 million in 2020 to $242.1 million in 2024.

14.            The benefit of hindsight illuminates the flaws in the Trust’s payment structure, but in 1980, the Settlor could never have anticipated that twenty-first century technological advancements would create the untenable situation that the Trust’s beneficiaries find themselves in today—a situation that requires active management to oversee, among other things, the operator’s capital expenditures.

8 This risk is further enhanced by the fact that the return on horizontally fractured wells is highly dependent on crude oil prices in the first months of production when production is at its highest and, unlike the operators, the Trust is not currently permitted to hedge this risk. The fact that the unrecovered Production Costs are subject to compound interest increases exacerbate the already significant negative impact of these factors.

15.            At creation, the Trust’s beneficiaries attained their interest in the Trust with the expectation of consistent cash flow via monthly distributions. Now, due to the nature of the Royalties, which are fully burdened by Production Costs and accrued interest thereon, distributions have been limited. Petitioner believes that these Production Costs will continue to rise, and under the current structure there will continue to be limited, if any, distributions to the Trust. In other words, the new oil and gas landscape has fundamentally changed the Trust’s investment profile from a potentially long-term, stable investment into a high-risk asset, almost entirely dependent on commodity prices, drilling costs, and other factors beyond the control of the Unit Holders.

16.            An analysis of the Trust’s historical financial data was conducted and “shows from a financial standpoint just how the Trust has evolved as the Oil & Gas industry itself has evolved in the Permian Basin.” The data illustrates how, since its inception, the “Trust has transformed from a cash flow distribution vehicle into a capital-intensive growth vehicle,” resulting in severe limitations on the distributable cash flow to the Trust’s beneficiaries. This data can be found in The Declaration of Kline Oliver, which is attached hereto as Exhibit B and incorporated herein.

17.            In light of the issues burdening the beneficiaries’ distributions, Unit Holders would benefit from the ability to effect various transactions, such as: (i) restructuring the Trust’s existing net overriding royalty interest (which is burdened by Production Costs) in certain tracts held by the third-party property operator within the Waddell Ranch into a traditional oil and gas mineral royalty that is not burdened by drilling, completion, and abandonment costs (and interest thereon) covering 100% of the tracts owned by the property operator within the Waddell Ranch, and potentially seeking an interest in royalties generated by the surface estate associated with the Waddell Ranch properties—an asset mix that would provide more consistent cash flow over time; (ii) evaluating and pursuing opportunities to invest in similar properties in the region; (iii) seeking partnership opportunities with the properties’ operators to participate in the monetization of the knowledge and expertise gained by the third-party operators in operating the Trust’s properties; (iv) implementing a hedging strategy, which would better align the economic incentives of properties’ operators and Unit Holders; and (v) effecting the conversion of the Trust to a traditional business entity to allow management by a board of directors or other governing body that would, supported by professional management, facilitate the exploration of these and other value-maximizing transactions.

18.            Unfortunately, under the current Trust Indenture, both the Trustee and the Unit Holders are unable to engage in any of these transactions.

19.            Section 2.02 of the Trust Indenture states the purposes of the Trust as follows:

(a) to convert the Royalties to cash either (1) by retaining them and collecting the proceeds from production until production has ceased or the Royalties have otherwise terminated or (2) by selling or otherwise disposing of the Royalties (within the limits stated [in the Trust Indenture]); and

(b) to distribute such cash, net of amounts for payment of liabilities of the Trust, to the Unit Holders pro rata.

Exhibit A § 2.02.

20.            It follows that the Trustee’s central function is to collect the income attributable to the Royalties, to pay all expenses and charges of the Trust, and then to distribute the remaining available income to the Unit Holders. The Trustee does not have any control over or responsibility relating to the operation of the Royalties’ underlying properties. It also follows that the purpose of the Trust (and therefore part of the central function of the Trustee) is to maximize income to the Unit Holders to the extent the Trustee has the power to do so under the rules of the Trust. Currently, the power of the Trustee in this regard is very limited.

21.            Furthermore, “[t]he Trustee shall not, in its capacity as Trustee under the Trust, engage in any business or commercial activity of any kind whatsoever and shall not, under any circumstances, use any portion of the Trust Estate to acquire any oil and gas lease, royalty or other mineral interest other than the Royalties, or, [subject to limited exceptions], acquire any other asset.” Id. § 3.03.

22.            The Trust Indenture provides no practical avenue for the Unit Holders to effect changes in alignment with modern realities. Article 10 of the Trust Indenture restricts the Unit Holders by prohibiting certain amendments as follows:

10.01. Prohibited. No amendment may be made to any provision of the Indenture which would

(a) alter the purposes of the Trust or permit the Trustee to engage in any business or investment activities substantially different from those specified herein;

(b) alter the rights of the Unit Holders vis-a-vis each other; or

(c) permit the Trustee to distribute the Royalties in kind either during the continuation of the Trust or during the period of liquidation or winding up under Section 9.03.

10.02. Permitted. All other amendments to the provisions of the Indenture may be made by a vote of the Unit Holders present or represented at a meeting held in accordance with the requirements of Article VIII; provided that no amendment shall be effective without the express written approval of the Trustee.

Id. art. 10.

23.            Section 8.03 of the Trust Indenture specifies the mechanism for voting as follows:

8.03. Voting. Each Unit Holder shall be entitled to one vote for each Unit owned by such Unit Holder, and any Unit Holder may vote in person or by duly executed written proxy. At any such meeting the presence in person or by proxy of Unit Holders holding a majority of the Units at the time outstanding shall constitute a quorum, and, except as otherwise specifically provided herein, any matter shall be deemed to have been approved by the Unit Holders if it is approved by the vote of a majority in interest of such Unit Holders constituting a quorum, although, less than a majority of all of the Units at the time outstanding, except that the affirmative vote by the Unit Holders of at least 75% of all the Units then outstanding shall be required to:

(a) approve or authorize any sale of all or any part of the assets of the Trust, or

(b) terminate the Trust pursuant to Section 9.02(b), or

(c) approve any amendment to or affecting this Section 8.03.

Id. § 8.03(a)-(c).

24.            Achieving the super-majority vote required by this section has become practically impossible given the dispersed ownership of the Unit Holders and historical lack of participation at special meetings. In fact, less than 60% of the outstanding Units have been present in person or by proxy at each special meeting of Unit Holders held in the last 25 years.

25.            Experts in the proxy solicitation advisory business have opined on the practical impossibility of the Trust garnering enough Unit Holder participation to reach a super-majority vote. Edward McCarthy, Senior Managing Director of D.F. King & Co., Inc., a proxy solicitation financial communications and corporate governance consulting firm, determined that because of the dispersed ownership of the Units, and many Unit Holders’ “unlikelihood to vote anyway, the ability to modify this PBR Trust is virtually impossible under the current terms of the Trust.” See Declaration of Ed McCarthy, attached hereto as Exhibit C and incorporated herein.

26.            As a result, Petitioner believes that it is in the best interest of the Trust and its beneficiaries to strike all language from the Trust Indenture requiring a super-majority vote. This would enable Unit Holders to effectively make decisions, within the context of today’s modern framework, regarding their investments.

27.            Petitioner is not alone in its belief that the Trust Indenture needs to be modified. At a special meeting of Unit Holders held on December 16, 2025, at which a quorum was present, over 98.5% of the votes cast approved a non-binding proposal sponsored by Petitioner in support of this Petition (the “Reformation Proposal”).9 This is a resounding vote of support by other Unit Holders of this Petition. A Final Report and Certification of the Inspector of Election for the December 16, 2025, Special Meeting Vote is attached hereto as Exhibit D and incorporated herein.

28.            Petitioner’s Reformation Proposal also received the support of ISS and Glass Lewis, the nation’s two premier proxy advisory firms. These independent firms provide recommendations to thousands of institutional investors on how to vote their shares during corporate meetings.

29.            In its December 9, 2025, written report supporting the Reformation Proposal, Glass Lewis wrote to its clients:

In broad strokes, Glass Lewis takes the view that restrictive governance architecture—including, in this case, supermajority vote requirements codified within the Trust’s indenture—impede shareholders’ ability to advance potentially superior alternatives which may otherwise contribute to enhanced shareholder value. Coupled with low turnout highlighted in [SoftVest’s] rationale, maintenance of the status quo appears both suboptimal and restrictive, depriving, in practical terms, investors’ ability to effect meaningful change and/or support key strategic or financial initiatives. Given these factors, and what appears to be a fairly modest downside—i.e. amendments to the indenture would still require a simple majority of votes cast—we believe investors have been afforded suitable cause to endorse the non-binding resolution advanced by [SoftVest] at this time.10

9 A total of 27,938,688 Units were present in person or by proxy, representing approximately 59.9% of the outstanding Units. Less than one percent of the Units present voted against the proposal (with the remaining Units present abstaining from voting).

10 Glass, Lewis & Co., Proxy Paper: Permian Basin Royalty Trust, 2025 Special Meeting (Dec. 9, 2025).

30.            In its December 10, 2025, written report, ISS concluded that, “[a] vote FOR [the Reformation Proposal] is warranted, as eliminating the supermajority vote requirements is likely to facilitate actions supported by a majority of unitholders.”11 More specifically, ISS noted as follows:

Although the trust does not hold annual meetings, at its last special meeting (called in 2022 for the purpose of appointing Argent Trust Company as the new trustee), the trust achieved turnout of approximately 54.8 percent of outstanding units after a solicitation period of over three months and the adjournment of the meeting for approximately one month. [SoftVest] therefore seem to be correct in their assertion that amending the sections of the indenture that are subject to the supermajority vote requirement would be “practically impossible,” barring a significant change in the composition of the unitholder base.12

31.            The support and validation of the Reformation Proposal and filing of this Petition by Glass Lewis, ISS, and 98.5% of the Unit Holders casting their vote at the December 16, 2025, special meeting provide resounding support for the proposed Trust Indenture modifications.

V.    TRUST MODIFICATION

32.            Texas Property Code section 112.054 provides the statutory basis for trust modification, in part, as follows:

(a) On the petition of a trustee or a beneficiary, a court may order that the trustee be changed, that the terms of the trust be modified, that the trustee be directed or permitted to do acts that are not authorized or that are forbidden by the terms of the trust, that the trustee be prohibited from performing acts required by the terms of the trust, or that the trust be terminated in whole or in part, if:

. . .

(2) because of circumstances not known to or anticipated by the settlor, the order will further the purposes of the trust; [or]

(3) modification of administrative, nondispositive terms of the trust is necessary or appropriate to prevent waste or impairment of the trust’s administration . . . ..

11 Institutional S’holder Servs., Permian Basin Royalty Trust: Key Takeaways, Proxy Contest at 4 (Dec. 10, 2025).

12 Id. at 6.

33.            Petitioner believes that the over-arching intention of the Settlor was to benefit the Unit Holders by maximizing revenue from the Royalties that are paid out to them, and that it is in the best interest of the Trust and its beneficiaries to modify the terms of the Trust relating to: (1) Unit Holders’ voting rights under article 8.03, and (2) the Unit Holders’ ability to effect amendments to the Trust Indenture under article 10.

34.            Petitioner believes that, considering circumstances not known to or anticipated by the Settlor, an order to modify the terms of the Trust Indenture pursuant to Texas Property Code section 112.054(a)(2) is proper because allowing a majority in interest of Unit Holders constituting a quorum to vote and amend the Trust Indenture will further the over-arching purpose of the Trust to benefit the Unit Holders.

35.            Furthermore, Petitioner believes that modification of the voting and amendment provisions constitute the modification of administrative, nondispositive terms of the Trust, within the meaning of Texas Property Code section 112.054(a)(3), and such modification is necessary and appropriate to prevent waste or impairment of the Trust’s administration.

36.            Petitioner believes that the standards set forth in section 112.054 of the Texas Property Code are met, and that the modifications sought conform as nearly as possible to the probable intention of the Settlor.

37.            Petitioner respectfully requests that this Court modify the Trust Indenture, pursuant to Texas Property Code Subsections 112.054(a)(2) and 112.054(a)(3), in the manner provided on the attached Exhibit E, to provide that the affirmative vote of a majority of Units cast at a special meeting (at which a quorum is present) be sufficient to amend the Trust Indenture.

VI.    Precedent exists for judicial MODIFICATION

38.            Argent Trust Company also manages several other royalty trusts with similar provisions. Because of the impossibility of obtaining supermajority response, prior Dallas and Tarrant County courts have issued judicial modifications of these trusts based on the same grounds asserted herein. Example orders are attached as Exhibits F, G, and H.

VII.    PRAYER

39.            WHEREFORE, PREMISES CONSIDERED, Petitioner respectfully requests that (1) the parties take notice of the filing of this Petition; (2) the Trust Indenture be modified as set forth in Exhibit E; and (3) Petitioner be granted such other and further relief as the Court may deem appropriate.

Respectfully submitted,

/s/ Craig A. Haynes

Craig A. Haynes
Texas Bar No. 09284020
craig.haynes@vhh.law
Alicia C. Pitts
Texas Bar No. 24116910
alicia.pitts@vhh.law
Vartabedian Hester & Haynes LLP
2200 Ross Avenue, Suite 4600E
Dallas, TX 75201
Telephone: 469.654.1340

ATTORNEYS FOR PETITIONER SOFTVEST, L.P.